Exhibit 17

February 8, 2006

Board of Directors

Aegis Assessments, Inc.

Att: Richard Reincke

7975 N. Hayden Road, Suite D363

Scottsdale, AZ

Dear Richard,

Effective immediately, I would like to announce my resignation as a member of the Board of Directors of Aegis Assessments.  I would accept a position on the advisory board.  Thank you for the opportunity to serve on the Board and continue to serve on the Advisory Board.  Continued good luck with the growth and success of Aegis Assessments.

Sincerely,

/s/ Joseph J. Grillo
Joseph J. Grillo